General California Municipal Money Market Fund
Statement of Investments
February 28, 2006 (Unaudited)

Tax Exempt Investments--100.4%	Principal Amount ($)	Value ($)
California-98.9%		
ABAG Finance Authority for Non-Profit		
Corporations:		
MFHR (Paragon Apartments)		
3.27% (LOC; Comerica Bank)	8,200,000 a	8,200,000
Revenue:		
(Air Force Village West Inc.)		
3.19% (LOC; KBC Bank)	11,500,000 a	11,500,000
(Grauer Foundation Education Project)		
3.20% (LOC; Commerica Bank)	4,000,000 a	4,000,000
(Point Loma Nazarene University)		
3.23% (LOC; Allied Irish Bank)	1,400,000 a	1,400,000
Alameda-Contra Costa Schools Financing		
Authority, COP:		
(Capital Improvement Financing Projects)		
3.18% (LOC; Bank of Nova Scotia)	495,000 a	495,000
LR		
3.23% (LOC; KBC Bank)	9,995,000 a	9,995,000
Alameda County Industrial Development		
Authority, Industrial Revenue:		
(Heat and Control Inc. Project)		
3.25% (LOC; Comerica Bank)	3,780,000 a	3,780,000
(P.J.'s Lumber, Inc. Project)		
3.24% (LOC; Comerica Bank)	2,305,000 a	2,305,000
(Plastikon Industries Inc. Project)		
3.38% (LOC; California State		
Teachers Retirement)	3,220,000 a	3,220,000
(Spectrum Label Corp.)		
3.42% (LOC; Bank of the West)	3,470,000 a	3,470,000
California :		
3.22% (Insured; XLCA and LOC; Merrill Lynch)	8,120,000 a,b	8,120,000
CP:		
3.07%, 3/8/2006		
(Liquidity Facility: Bank of Nova Scotia, KBC Bank,		
Lloyds TSB Bank PLC, National Australia Bank,		
Royal Bank of Scotland and Societe Generale	20,500,000	20,500,000
3.15%, 3/8/2006		
(Liquidity Facility: Bank of Nova Scotia, KBC Bank,		
Lloyds TSB Bank PLC, National Australia Bank,		
Royal Bank of Scotland and Societe Generale	7,500,000	7,500,000
3.32%, 5/8/2006		
(Liquidity Facility: Bank of Nova Scotia, KBC Bank,		
Lloyds TSB Bank PLC, National Australia Bank,		
Royal Bank of Scotland and Societe Generale	24,000,000	24,000,000
GO Note:		
3.15% (LOC: Bank of America, Bank of Nova Scotia		

and Landesbank Hessen-Thuringen Girozentr	15,000,000	a	15,000,000
3.15% (LOC: Bank of America, Bank of Nova Scotia			
and Landesbank Hessen-Thuringen Girozentr	10,700,000	a	10,700,000
3.23% (Liquidity Facility; Merrill Lynch)	2,000,000	a,b	2,000,000
3.26% (Liquidity Facility; Citibank N.A.)	9,375,000	a,b	9,375,000
(Kindergarten University) 3.15%			
(LOC: Citibank N.A and State Street Bank			
and Trust Co.)	7,000,000		7,000,000
(Putters Program):			
3.21% (Insured; FGIC and Liquidity			
Facility; JPMorgan Chase Bank)	7,170,000	a,b	7,170,000
3.23% (Insured; AMBAC and Liquidity			
Facility; JPMorgan Chase Bank)	3,500,000	a,b	3,500,000
3.24% (Insured; AMBAC and Liquidity			
Facility; PB Finance Inc.)	6,535,000	a,b	6,535,000
RAN 4.50%, 6/30/2006	17,000,000		17,069,150
California Educational Facilities Authority,			
College and University Revenue, Refunding			
(Art Center Design College)			
3.23% (LOC; Allied Irish Bank)	4,050,000	a	4,050,000
California Health Facilities Financing Authority,			
Revenue:			
(Catholic Healthcare West)			
3.18% (Insured; MBIA and			
Liquidity Facility; JPMorgan Chase Bank)	400,000	a	400,000
(Southern California Presbyterian Homes)			
3.20% (Insured; MBIA and			
Liquidity Facility; Bank of America)	14,700,000	a	14,700,000
California Housing Finance Agency, Revenue:			
3.20% (Insured: FSA and			
Liquidity Facility; Dexia Credit Locale)	17,200,000	a	17,200,000
3.20% (Insured: FSA and			
Liquidity Facility; Dexia Credit Locale)	8,250,000	a	8,250,000
3.20% (Insured: MBIA and Liquidity Facility:			
California State Teachers Retirement and KB	13,065,000	a	13,065,000
3.20% (Liquidity Facility; Bank of America)	13,900,000	a	13,900,000
3.20% (Liquidity Facility; Dexia Credit Local)	8,700,000	a	8,700,000
California Infrastructure and Economic			
Development Bank:			
IDR:			
(Alegacy Food Service Products)			
3.23% (LOC; Comerica Bank)	6,700,000	a	6,700,000
(Chaparral Property Project)			
3.24% (LOC; Comerica Bank)	1,695,000	a	1,695,000
(International Raisins Inc. Project)			
3.26% (LOC; M&T Bank)	3,750,000	a	3,750,000
(Lance Camper Manufacturing Corp.)			
3.22% (LOC; Comerica Bank)	6,000,000	a	6,000,000
(Studio Moulding Project)			
3.24% (LOC; Comerica Bank)	3,290,000	a	3,290,000
(Vandalay Holdings LLC)			
3.24% (LOC; Comerica Bank)	1,907,050	a	1,907,050
Industrial Revenue			
(Nature Kist Snacks Project)			

3.21% (LOC; Wells Fargo Bank)	1,500,000 a	1,500,000
California Pollution Control Financing Authority:		
PCR, Refunding (Pacific Gas and Electric Company)		
2.97% (LOC; JPMorgan Chase Bank)	24,000,000 a	24,000,000
SWDR:		
(ALS Plastics Project)	`	
3.22% (LOC; Wells Fargo Bank)	2,500,000 a	2,500,000
(Athens Services Project)		
3.20% (LOC; Wells Fargo Bank)	3,800,000 a	3,800,000
(BLT Enterprises Project)		
3.25% (LOC; Union Bank of California)	7,285,000 a	7,285,000
(Blue Line Transfer Inc.)		
3.20% (LOC; Wells Fargo Bank)	3,700,000 a	3,700,000
(Burrtec Waste Industries Inc.)		
3.20% (LOC; U.S. Bank NA)	13,820,000 a	13,820,000
(California Waste Solutions)		
3.20% (LOC; California State		
Teachers Retirement)	3,370,000 a	3,370,000
(Chicago Grade Landfill)		
3.25% (LOC; Comerica Bank)	1,315,000 a	1,315,000
(CR&R Inc. Project)		
3.23% (LOC; Bank of the West)	3,895,000 a	3,895,000
(Evergreen Distributors)		
3.20% (LOC; California State		
Teachers Retirement)	1,805,000 a	1,805,000
(Greenwaste Recovery Project)		
3.25% (LOC; Comerica Bank)	1,455,000 a	1,455,000
(Metropolitan Recycling Corp. Project):		
3.25% (LOC; Comerica Bank)	3,300,000 a	3,300,000
3.25% (LOC; Comerica Bank)	1,765,000 a	1,765,000
(Mottra Corp. Project)		
3.25% (LOC; Wells Fargo Bank)	1,735,000 a	1,735,000
(Napa Recycling and Waste Services)		
3.25% (LOC; Union Bank of California)	3,000,000 a	3,000,000
(New United Motor Manufacturing)		
3.18% (LOC; California State		
Teachers Retirement)	2,900,000 a	2,900,000
(Norcal Waste System Inc. Project):		
3.20% (LOC; Bank of America)	23,120,000 a	23,120,000
3.25% (LOC; Comerica Bank)	6,525,000 a	6,525,000
(Pena's Disposal Incorporated Project)		
3.25% (LOC; Comerica Bank)	1,355,000 a	1,355,000
(Placer County Eastern Sanitation)		
3.20% (LOC; California State		
Teachers Retirement)	2,800,000 a	2,800,000
(Ratto Group Co. Inc. Project)		
3.20% (LOC; California State		
Teachers Retirement)	3,800,000 a	3,800,000
(Sierra Pacific Industries Inc. Project)		
3.24% (LOC; Wells Fargo Bank)	7,675,000 a	7,675,000
(Specialty Solid Waste Project)		
3.25% (LOC; Comerica Bank)	2,080,000 a	2,080,000
(Sunset Waste Paper Inc. Project)		
3.25% (LOC; Comerica Bank)	2,170,000 a	2,170,000

California State Department of Water Resources, Power Supply Revenue:			
3.03% (LOC: Citibank N.A.)	28,000,000	a	28,000,000
3.18% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	11,600,000	a	11,600,000
CP 3.15%, 3/8/2006 (LOC: Landesbank Hessen-Thuringen Girozentrale)	13,894,000		13,894,000
California State Economic Development Financing Authority, IDR:			
(Scientific Specialties Project)			
3.20% (LOC; Bank of America)	1,425,000	a	1,425,000
(Vortech Engineering Inc. Project)			
3.25% (LOC; U.S. Bank NA)	2,415,000	a	2,415,000
California Statewide Communities Development Authority:			
COP			
(Sutter Health) 3.19% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	28,435,000	a,b	28,435,000
CP			
3.18%, 6/8/2006	7,500,000		7,500,000
IDR:			
(American Modular System Project)			
3.24% (LOC; Bank of the West)	3,800,000	a	3,800,000
(Busseto Food Inc.)			
3.24% (LOC; Comerica Bank)	3,750,000	a	3,750,000
(Del Mesa Farms Project)			
3.18% (LOC; Wells Fargo Bank)	6,000,000	a	6,000,000
MFHR:			
(Aqua Vista Apartments Project)			
3.24% (Insured; FNMA and Liquidity Facility; FNMA)	8,000,000	a	8,000,000
(Beachview Villa Apartments)			
3.35%, 8/15/2006 (Insured; American International Group)	5,805,000		5,805,000
(City Towers Apartments)			
3.28% (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	9,020,000	a,b	9,020,000
(Grande Garden Apartments)			
3.28% (Insured; FNMA and Liquidity Facility; FNMA)	2,505,000	a	2,505,000
(Horizons at Indio)			
3.27% (LOC; Citibank N.A.)	8,500,000	a	8,500,000
(Ivy Hill Apartments Project)			
3.24% (Insured; FNMA and Liquidity Facility; FNMA)	11,337,000	a	11,337,000
(Lake Merritt Apartments)			
3.32% (LOC; U.S. Bank NA)	3,700,000	a	3,700,000
(Oakmont of Alameda)			
3.29% (LOC; Bank of the West)	12,680,000	a	12,680,000
(Oakmont Senior Living)			
3.24% (Insured; FNMA and Liquidity Facility; FNMA)	14,340,000	a	14,340,000
(Pittsburg Plaza Apartments)			
3.43% (LOC; FHLB)	4,600,000	a	4,600,000

(Plaza Club Apartments)		
3.20% (LOC; FNMA)	4,500,000 a	4,500,000
Refunding:		
(Irvine Apartment Communities)		
3.24% (LOC; Bank of America)	5,600,000 a	5,600,000
(Sunrise Fresno)		
3.24% (Insured; FNMA and		
Liquidity Facility; FNMA)	5,500,000 a	5,500,000
(Seminole Gardens)		
3.30% (LOC; FHLB)	3,385,000 a	3,385,000
(Stonebridge Elk Grove)		
3.27% (LOC; Citibank N.A.)	6,750,000 a	6,750,000
(Wyndover Apartments)		
3.24% (Insured; FNMA and		
Liquidity Facility; FNMA)	8,450,000 a	8,450,000
(1030 Post Street Apartments)		
3.24% (LOC; FHLB)	5,900,000 a	5,900,000

Revenue:		
4%, 6/30/2006	1,000,000	1,002,469
(Kaiser Permanente):		
3.18%	23,100,000 a	23,100,000
3.18%	9,900,000 a	9,900,000
3.19%	10,000,000 a	10,000,000
California Statewide Communities Development		
Corporation, IDR:		
(American River)		
3.29% (LOC; Wells Fargo Bank)	1,490,000 a	1,490,000
(Biocol Investments)		
3.34% (LOC; Union Bank of California)	975,000 a	975,000
(Flambeau Airmold Corp.)		
3.29% (LOC; Wells Fargo Bank)	1,650,000 a	1,650,000
(Kennerly Project)		
3.29% (LOC; Bank of the West)	1,530,000 a	1,530,000
(Lesaint)		
3.29% (LOC; PNC Bank)	1,420,000 a	1,420,000
(Pacific Bearings Co.)		
3.34% (LOC; Union Bank of California)	450,000 a	450,000
(Packaging Innovation Project)		
3.29% (LOC; Wells Fargo Bank)	1,885,000 a	1,885,000
(Rapelli Project)		
3.29% (LOC; Comerica Bank)	2,500,000 a	2,500,000
Compton Unified School District, GO Notes		
(Merlots Program) 3.22% (Insured; MBIA and		
Liquidity Facility; Wachovia Bank)	4,975,000 a,b	4,975,000
Concord, MFHR		
(Maplewood and Golden Glen Apartments		
Project) 3.18% (LOC; Citibank N.A.)	3,845,000 a	3,845,000
Contra Costa:		
COP (Concord Healthcare Center Inc.)		
3.27% (LOC; Bank of America)	2,005,000 a	2,005,000
MFHR		
(Camara Circle Apartments)		
3.18% (LOC; Citibank N.A.)	1,800,000 a	1,800,000
FHLMC Multifamily Certificates, Revenue:		
3.28% (Liquidity Facility; FHLMC)	11,216,382 a,b	11,216,382
3.28% (Liquidity Facility; FHLMC)	18,243,074 a,b	18,243,074
Golden State Tobacco Securitization Corporation,		
Tobacco Settlement Revenue:		
3.21% (Liquidity Facility; Merrill Lynch)	6,875,000 a,b	6,875,000
3.23% (Liquidity Facility; Citibank N.A.)	14,500,000 a,b	14,500,000
3.26% (Liquidity Facility; Merrill Lynch)	3,530,000 a,b	3,530,000
3.26% (Liquidity Facility; Merrill Lynch)	2,735,000 a,b	2,735,000
3.26% (Insured; FGIC and Liquidity Facility;		
Deutsche Bank)	2,085,000 a,b	2,085,000
Hayward, MFHR		
(Timbers Apartments)		
3.20% (Insured; FNMA and		
Liquidity Facility; FNMA)	4,500,000 a	4,500,000
Huntington Park Public Financing Authority, LR		
(Parking Project) 3.20% (LOC; Union		
Bank of California)	3,860,000 a	3,860,000

Long Beach, Harbor Revenue		
(Putters Program) 3.23% (Insured; MBIA		
and Liquidity Facility; JPMorgan Chase Bank)	3,000,000 a,b	3,000,000
Los Angeles:		
COP (Loyola High School)		
3.17% (LOC; Allied Irish Bank)	6,950,000	6,950,000
MFHR		
(Watts/Athens Apartments)		
3.24% (LOC; FHLB)	4,300,000 a	4,300,000
TRAN 4%, 6/30/2006	13,350,000	13,383,186
Wastewater System Revenue, Refunding		
3.15% (Insured; FGIC and Liquidity Facility; F	10,000,000 a	10,000,000
Los Angeles Community Redevelopment		
Agency:		
COP (Broadway Spring Center Project)		
3.20% (LOC; Comerica Bank)	7,100,000 a	7,100,000
MFHR (Views at 270)		
3.21% (LOC; Citibank N.A.)	1,000,000 a	1,000,000
Los Angeles Convention and Exhibition Center		
Authority, LR, Refunding		
3.17% (Insured; AMBAC and Liquidity		
Facility; Dexia Credit Local)	36,500,000 a	36,500,000
Los Angeles Industrial Development Authority,		
Empowerment Zone Facility Revenue		
(AAA Packing and Shipping Project) 3.22%		
(LOC; California State Teachers Retirement)	3,000,000 a	3,000,000
Los Angeles Unified School District, GO Notes,		
TRAN 4.22%, 10/18/2006	40,000,000	40,251,372
Maywood Public Financing Authority, Revenue		
(Maywood Redevelopment Agency)		
3.18% (LOC; California State Teachers		
Retirement)	8,485,000 a	8,485,000
Metropolitan Water District of Southern California,		
Waterworks Revenue 3.12% (Liquidity Facility;		
Landesbank Hessen-Thuringen Gironzentrale)	1,400,000 a	1,400,000
Milpitas, MFHR		
(Crossing at Montague)		
3.24% (Insured; FNMA and Liquidity		
Facility; FNMA)	4,500,000 a	4,500,000
Riverside County Industrial Development		
Authority, IDR:		
(California Mold Inc. Project)		
3.42% (LOC; Bank of the West)	2,740,000 a	2,740,000
(Computrus Inc. Project)		
3.22% (LOC; Wells Fargo Bank)	2,050,000 a	2,050,000
(Trademark Plastics Inc. Project)		
3.22% (LOC: California State Teachers Retire	4,275,000 a	4,275,000
Sacramento Housing Authority,		
MFHR:		
3.28% (Liquidity Facility; Merrill Lynch)	6,950,000 a,b	6,950,000
(Lofts at Natomas Apartments)		
3.24% (Insured; FNMA and Liquidity		
Facility; FNMA)	6,000,000 a	6,000,000
Refunding (Chesapeake Commons)		

3.20% (Insured; FNMA and Liquidity Facility; FNMA)	4,500,000 a	4,500,000
San Bernardino County Industrial Development Authority, IDR (W&H Voortman) 3.29% (LOC; California State Teachers Retirement)	2,040,000 a	2,040,000
San Bernardino Redevelopment Agency, MFHR (Silver Woods Apartments Project) 3.24% (Insured; FNMA)	7,000,000 a	7,000,000
San Francisco City and County, MFHR, Refunding (Post Street Towers) 3.17% (Insured; FHLMC and Liquidity Facility; FHLMC)	15,800,000 a	15,800,000
San Francisco City and County Redevelopment Agency, MFHR (Orlando Cepeda Place) 3.21% (LOC; Citibank N.A.)	13,925,000 a	13,925,000
San Jose, MFHR: (Almaden Lake Village Apartments) 3.20% (Insured; FNMA and Liquidity Facility; FNMA)	4,100,000 a	4,100,000
(Siena) 3.24% (Insured; FHLMC)	12,100,000 a	12,100,000
Santa Clara County Housing Authority, MFHR: (Monte Vista Terrace Apartments) 3.28% (LOC; Union Bank of California)	4,000,000 a	4,000,000
Refunding (Willows Apartments) 3.31% (LOC; Union Bank of California)	4,284,000 a	4,284,000
Selma Public Financing Authority, LR, Refunding (Street Improvement and Redevelopment Project) 3.20% (LOC; Allied Irish Bank)	6,575,000 a	6,575,000
Southern California Public Power Authority: Power Project Revenue, RRR 3.21% (Insured; FSA and Liquidity Facility; Citibank N.A.)	6,250,000 a,b	6,250,000
Transmission Project Revenue, Refunding (Southern Transmission Project) 3.15% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1,000,000 a	1,000,000
Triunfo County Sanitation District, Sanitation District Revenue, Refunding 3.23% (LOC; BNP Paribas)	1,400,000 a	1,400,000
University of California: CP 3.16% 6/8/2006	12,200,000	12,200,000
Revenue (Putters Program) 3.25% (Insured; MBIA and Liquidity Facility; PB Finance Inc.)	9,050,000 a,b	9,050,000
Vallejo: COP (2001 Golf Course Facilities Financing) 3.23% (LOC; California State Teachers Retirement)	3,655,000 a	3,655,000
Water Revenue 3.23% (LOC; KBC Bank)	4,215,000 a	4,215,000

Victorville Joint Powers Finance Authority, LR (Cogeneration Facility Project) 3.20% (LOC; Fortis Bank)	7,000,000 a	7,000,000
Walnut Energy Center Authority, CP Water and Sewer Revenue (Turlock Irrigation District) 3.15%, 5/24/2006 (LOC; State Street Bank and Tr	13,000,000	13,000,000
Whittier, College and University Revenue Refunding (Whittier College) 3.24% (Insured; Radian Bank and Liquidity Facility; The Bank of New York)	16,850,000 a	16,850,000

U.S. Related--1.5%

Puerto Rico Electric Power Authority,			
Power Revenue (Putters Program)			
3.17% (Insured; FSA and Liquidity Facility;			
JPMorgan Chase Bank)	3,495,000	a,b	3,495,000
Puerto Rico Housing Finance Corporation,			
Home Mortgage Revenue (Putters Program)			
3.23% (Liquidity Program; JPMorgan Chase Bank	6,055,000	a,b	6,055,000
Puerto Rico Public Finance Corporation,			
Revenue (Putters Program)			
3.17% (Insured; AMBAC and Liquidity Facility;			
JPMorgan Chase Bank)	6,510,000	a,b	6,510,000
Total Investments (cost $1,111,462,683)	**100.4%**		**1,111,462,683**
Liabilities, Less Cash and Receivables	**(.4%)**		**(4,098,380)**
Net Assets	**100.0%**		**1,107,364,303**

Summary of Abbreviations

ACA	American Capital Access
AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limited Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance

Notes to Statement of Investments.

a Securities payable on demand. Variable interest rate--subject to periodic change.
b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be
   resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these
   securities amounted to $179,624,456 or 16.2% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.